

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 20, 2008

John A. Scarlett, M.D.
Chief Executive Officer
Tercica, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

> **Re: Tercica, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed July 3, 2008**
> **File No. 0-50461**

Dear Dr. Scarlett:

We have completed our review of your proxy statement and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Suzanne Sawochka Hooper, Esq.
      Chadwick L. Mills, Esq.
      Cooley Godward Kronish LLP
      Five Palo Alto Square
      3000 El Camino Real
      Palo Alto, CA 94306